Exhibit 99.1

Auryn and Eastmain Announce Overwhelming Shareholder Support for
Acquisition Transaction after Proxy Cut-Off

Vancouver & Toronto, Canada – October 1, 2020 – Auryn Resources Inc. (TSX: AUG, NYSE American: AUG) (“Auryn”) and Eastmain Resources Inc. (TSX: ER) (“Eastmain”) are pleased to jointly announce that proxy voting has concluded with support from shareholders of both companies in excess of 99% for the previously announced transactions pursuant to which Auryn spins out its Peruvian assets and immediately acquires Eastmain (the “Transaction”). No shareholders of either company exercised dissent rights in respect of the Transaction which fulfills another important condition under the arrangement agreement between the parties dated July 29, 2020, which governs completion of the Transaction.

Shareholders who voted by proxy represent 63.90% of Auryn’s issued and outstanding shares and 34.53% of Eastmain’s issued and outstanding shares, which are levels well above the participation of shareholders at Auryn’s and Eastmain’s previous AGMs. It also follows an endorsement from independent proxy advisor Glass Lewis which, like independent proxy advisor ISS last week, recommended shareholders of each of Auryn and Eastmain vote in favour of the Transaction at their respective meeting and shareholders of Auryn vote in favour of all related matters.

Under the Transaction, Auryn will acquire Eastmain after spinning out its Peruvian assets into two new companies and distributing the shares of those new companies to Auryn’s shareholders. The Transaction will also create Fury Gold Mines Limited (“Fury Gold”), a leading developer of Canadian gold projects.

Registered shareholders of both Auryn and Eastmain still have the opportunity to vote at their respective special meeting on October 5, 2020 (the “Meetings”).

A Message from Ivan Bebek, Executive Chairman & Director of Auryn:

“We appreciate the high level of support we received, which should make Monday’s meeting a very positive event. Trading of the shares of Fury Gold Mines will commence on a date to be specified in a TSX bulletin which will be issued shortly after closing of the Transaction.”

A Message from Blair Schultz, Interim President & CEO of Eastmain:

“Eastmain shareholders have enthusiastically supported the proposed acquisition by Auryn. The Board and Management thank our shareholders for the support, and we are eager to watch Fury Gold advance our Eau Claire Project.”

The Meetings

The Meetings will be held concurrently on virtual platforms on Monday, October 5, 2020 at 10:00 a.m. (Vancouver time) / 1:00 p.m. (Toronto time).

Auryn shareholders go to https://web.lumiagm.com/481668070 to login. Click on “I have a login” and enter your 15-digit control number or username along with the password “auryn2020” (case specific).

Eastmain shareholders go to AGM Connect at www.agmconnect.com/eastmain2020 to join.

Further details regarding the Transaction, including its principal completion conditions can be found in each of Auryn’s and Eastmain’s management information circulars dated September 3, 2020 and filed under each of their profiles at www.sedar.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

Ivan Bebek
Executive Chairman and Director

ON BEHALF OF THE BOARD OF DIRECTORS OF EASTMAIN RESOURCES INC.

Blair Schultz
Interim President and CEO

For further information please contact:

Auryn Resources
Natasha Frakes, Manager of Corporate Communications
778-729-0600
info@aurynresources.com

Eastmain Resources
Blair Schultz, Interim President and CEO
647-347-3735
bschultz@eastmain.com

About Auryn

Auryn Resources Inc. is a technically-driven, well-financed junior exploration company focused on finding and advancing globally significant precious and base metal deposits. Auryn built a portfolio of six projects in Canada and Peru containing gold, silver and copper resources and exploration targets. On July 29, 2020, Auryn announced its intention to spin out its Peruvian assets into two new companies and acquire Eastmain, creating a Canadian gold-focused exploration and development company to be renamed as Fury Gold Mines Limited. Auryn’s two flagship Canadian properties are the Committee Bay gold project in Nunavut and Homestake gold project in British Columbia for which an amended preliminary economic assessment was filed effective June 24, 2020. Upon closing of the Transaction, Fury Gold’s three core assets will comprise of Eau Claire in Québec, Committee Bay and Homestake Ridge. Auryn shareholders, invested prior to the completion of the Transaction, will become shareholders of Fury Gold and will also receive shares in the two new Canadian spin out companies, one holding the Sombrero copper-gold project, and the other holding both the Curibaya silver-gold project and Huilacollo gold project. Auryn's technical and management teams have an impressive track-record of successfully monetizing assets for all stakeholders and local communities in which it operates. Auryn conducts itself to the highest standards of corporate governance and sustainability. For more information on Auryn and the Transaction, please visit www.aurynresources.com.

About Eastmain

Eastmain is a Canadian exploration company operating in the Eeyou Istchee emerging James Bay gold camp in Québec. Eastmain holds a 100%-interest in the Clearwater Property, host of the Eau Claire Project, for which it issued a Preliminary Economic Assessment in May 2018, and the Percival Discovery made in November 2018. Eastmain is also the operator of the Éléonore South Joint Venture, located immediately south of Newmont’s Éléonore Mine, which hosts the Moni/Contact Trend Discovery (2017).

Forward Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed "forward-looking statements". Forward looking information is information that includes implied future performance and/or forecast information including information relating to or associated with the Transaction, including the approval of the Transaction at the Meetings and the benefits of the Transaction. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in Auryn’s Annual Information Form and MD&A for the year ended December 31, 2019 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and Auryn’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov and in Eastmain’s continuous disclosure filings available at www.sedar.com.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Auryn Resources Inc. TSX: AUG NYSE American: AUG www.aurynresources.com	Eastmain Resources Inc. TSX: ER www.eastmain.com